
April 30, 2013

Via E-mail
Carl Wolf
Chief Executive Officer
MamaMancini's Holdings, Inc.
25 Branca Road
East Rutherford, NJ 07073

> **Re: MamaMancini's Holdings, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 16, 2013**
> **File No. 333-174445**
> **Form 10-K for the fiscal year ended**
> **December 31, 2012**
> **Filed April 16, 2013**
> **File No. 333-174445**

Dear Mr. Wolf:

We have reviewed your response to our letter dated March 22, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your Form 10-K for the fiscal year ended December 31, 2012, filed April 16, 2013. To the extent our comments below relating to your amended Form 8-K apply to the disclosure in that Form 10-K, please revise your Form 10-K in future filings.

2. Please consecutively number subsequent amendments to your Form 8-K. Refer to Exchange Act Rule 12b-15. We note you marked this as Amendment no. 1 again.

3. Please submit on EDGAR with your next amended filing a marked version of the amendment marked to show changes. Refer to Item 310 of Regulation S-T.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Management's Discussion and Analysis, page 21

Plan of Operation, page 21

4. Refer to the second paragraph. Please revise to state that it is your belief that some of your products have shown excellent acceptance or delete that statement.

5. Please revise the last sentence of the second paragraph of this section to substantiate that your pricing "is attractive to major competitors." Also, please briefly explain what you mean by this statement or clarify, if true, that you are referring to your customers.

6. Please refer to the fifth paragraph. Please balance the disclosure to indicate that there is no guarantee that Meatball Obsession will be able to rapidly open more units in 2014.

7. Please refer to the sixth paragraph. We note you indicate that the Company expects that its packaging costs will decrease. Please balance the disclosure to indicate that there is no guarantee that you will be able to decrease packaging costs and decrease the cost of labor if demand increases. Also clarify that there is no guarantee demand will increase.

8. We note your response to prior comment 9. Please reconcile your statement in the footnote to the table on page 21 that you do not believe slotting fees "are a major cost of growth" with your disclosure in the seventh paragraph of Plan of Operation where you attribute slotting fees in part to your projected operating loss for fiscal year 2013.

Liquidity and Capital Resources, page 22

9. In the last paragraph, please balance the disclosure to indicate that there is no guarantee that you will be able to raise all the capital that you anticipate needing.

Item 4.01

10. We note your revised disclosures in the third paragraph of Item 4.01 in response to prior comment 1 continue to discuss disagreements and reportable events through December 31, 2012 rather than through January 24, 2013, the interim period through the date of dismissal. As originally requested, please revise to ensure that your disclosures regarding disagreements and reportable events in accordance with Items 304(a)(1)(iv) and (v) of Regulation S-K refer to the interim period through the date of dismissal. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Exhibit 99.2

11. Please file an amended Form 8-K to include a properly signed opinion in accordance with Article 2 of Regulation S-X. Specifically, no auditor has signed the Opinion. An amended Form 10-K for the year ended December 31, 2012 with similar revisions should also be filed.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on Item 4.01 and related matters. You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor